Exhibit 16.1

April 11, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549 RE: Evolve One, Inc.

We have read the statements that we understand Evolve One, Inc. will include under Item 4 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,

Goldstein Lewin & Co.

Certified Public Accountants